#BHP

News Release

Release Time IMMEDIATE
Dated 8th February 2001

Number 14/01

BHP ESTABLISHES ON MARKET
SHARE BUY BACK PROGRAM

BHP Limited (BHP) today announced it would implement an on-market buyback program for the purchase of up to 90 million of its shares (approximately five per cent of issued capital).

The share buyback is in accordance with BHP’s capital management disciplines to return funds to shareholders when capital and debt servicing requirements are met.

BHP Managing Director and CEO Paul Anderson said the share buyback is integral to the Company’s approach to capital management.

"The Company’s strong cash flow position, combined with our cost reduction program, asset sales and the rapid reduction in debt over the past 18 months, provides the opportunity for BHP to deliver on this component of its shareholder proposition," he said.

"The share buyback also supplements other BHP capital management initiatives, including debt reduction and lengthening of the debt maturity profile."

BHP will conduct the purchase of its shares on-market, and as such, individual shareholders are not required to take any action. No time period has been set for the share buyback.

The shares will be purchased opportunistically, subject to market conditions, debt levels and the operating environment, and subsequently cancelled.

BHP Chief Financial Officer Chip Goodyear said the on-market share buyback would provide the Company with substantial flexibility in terms of the timing and number of shares purchased.

"The share buyback is linked to the Company’s operating and financial strategy and will be funded from cash flows which are in excess of those required for capital investment and repayment of debt," he said.

"The strength of BHP’s cash flow means that it can accommodate an increased capital expenditure program in FY2001 of a projected A$3.5 billion and exceed its targeted EBITDA interest coverage and book gearing levels of 8.0 times and 40 to 45 per cent respectively."

BHP had 1,785,946,791 fully paid ordinary shares on issue at 31 December 2000

* * * *

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS	INVESTOR RELATIONS
Mandy Frostick	Dr Robert Porter
Manager Media Relations	Vice President Investor Relations
Ph: 61 3 9609 4157	Ph: 61 3 9609 3540
Mob: 61 419 546 245	Mob: 61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph: 1 713 961 8625

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Name of entity	ARBN
BHP Limited	49 004 028 077

We (the entity) give ASX the following information.

Information about buy-back
1	Type of buy-back	On-market
2	Class of shares which is the subject of the buy-back (eg ordinary/preference	Ordinary
3	Voting rights (eg one for one)	One for one
4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid
5	Number of shares in the class on issue	1 786 763 991
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management purposes
8	Any other information material to a shareholder’s decision whether to accept the offer (eg details of any proposed takeover bid)	-
On-market buy-back
9	Name of broker who will act on the company’s behalf	J B Were & Son
10	Name of each director and related party of a director who reserves the right to sell shares, and number of shares in respect of which that director or related party reserves the right	-
11	If the company intends to buy back a maximum number of shares – that number	Up to 90 000 000 shares
12	If the company intends to buy back shares within a period of time – that period of time; if the company intends that the buy-back be of unlimited duration – that intention	Unlimited duration
13	If the company intends to buy back shares if conditions are met – those conditions	-
Employee share scheme buy-back
14	Number of shares proposed to be bought back
15	Price to be offered for shares
Selective buy-back
16	Name of person or description of class of person whose shares are proposed to be bought back
17	Number of shares proposed to be bought back
18	Price to be offered for shares
Equal access scheme
19	Percentage of shares proposed to be bought back
20	Total number of shares proposed to be bought back if all offers are accepted
21	Price to be offered for shares
22	+Record date for participation in offer

Compliance statement
  The company is in compliance with all Corporations Law requirements relevant to this buy-back.
  There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ……………………………………… Date: 8 February 2001

Secretary

Print name: Roger V Taylor